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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              Advent Software, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    007974108
                                 (CUSIP Number)

                               SPO Partners & Co.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                               Sullivan & Cromwell
                             1888 Century Park East
                              Los Angeles, CA 90067
                                 (312) 715-6600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box |_|.

Check the following box if a fee is being paid with the statement. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE 2 OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SPO Partners II, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              2,902,100(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                2,902,100(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,902,100(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          8.88%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE 3 OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              2,902,100(1)(2)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                2,902,100(1)(2)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,902,100(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          8.88%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2) Power is exercised through its corporate general partner, SPO Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE  4  OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          California
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              475,100(1)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                475,100(1)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          475,100(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          1.45%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE  5  OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              475,100(1)(2)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               -0-
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                475,100(1)(2)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          475,100(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          1.45%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2) Power is exercised through its corporate general partner, SPO
    Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE  6  OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          SPO Advisory Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               3,377,200(1)(2)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                -0-
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         3,377,200(1)(2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          3,377,200(1)(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.33%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          CO
--------------------------------------------------------------------------------

(1) Solely in its capacity was the general partner of SPO Advisory Partners, L.P. with respect to 2,902,100 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 475,100 of such shares.
(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE  7  OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          John H. Scully
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               3,377,200(1)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                -0-
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         3,377,200(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          3,377,200(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.33%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) These 3,377,200 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE  8  OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          William E. Oberndorf
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               3,377,200(1)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                -0-
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         3,377,200(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          3,377,200(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.33%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) These 3,377,200 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. 007974108                                         PAGE  9  OF    PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON:
          William J. Patterson
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:
          Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(f):                                                     [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF              -0-
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY               3,377,200(1)
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER:
   PERSON                -0-
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                         3,377,200(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          3,377,200(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.33%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
          IN
--------------------------------------------------------------------------------

(1) These 3,377,200 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

         This Amendment No. 2 amends the Schedule 13D (the "Original 13D") filed with the Securities Exchange Commission ("SEC") on July 25, 2002, as amended on August 6, 2002. Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:



NAME                        AMOUNT OF FUNDS              SOURCE OF FUNDS
----                        ---------------              ---------------
SPO                         $  54,439,522.33             Working Capital  (1)

SPO Advisory Partners       Not Applicable               Not Applicable

SFP                         $  9,336,054.94              Working Capital  (1)

SPO Advisory Partners       Not Applicable               Not Applicable

SPO Advisory Corp.          Not Applicable               Not Applicable

JHS                         Not Applicable               Not Applicable

WEO                         Not Applicable               Not Applicable

WJP                         Not Applicable               Not Applicable

----------

         (1) As used herein, the term "Working capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares or other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

         Whether the Reporting Persons purchase any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Issuer and other plans and requirements of the particular Reporting Person. SPO has filed with the Federal Trade Commission and the Department of Justice notification of its intention to acquire voting securities of the Issuer through the $100 million threshold pursuant to the Hart-Scott-Rodino Antitrust Improvements Act. Depending upon his individual assessments of these factors from time to time, each Reporting Person may change his present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by him or under his control. In addition, each Reporting Person may from time to time enter into equity swap and other derivative transactions with respect to their investment in the Shares or other securities of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 32,682,278 total outstanding shares of common stock as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on August 12, 2002.

         SPO
         ---

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,902,100 Shares, which constitutes approximately 8.88% of the outstanding Shares.

         SPO Advisory Partners
         ---------------------

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,902,100 Shares, which constitutes approximately 8.88% of the outstanding Shares.

         SFP
         ---

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 475,100 Shares, which constitutes approximately 1.45% of the outstanding Shares.

         SF Advisory Partners
         --------------------

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 475,100 Shares, which constitutes approximately 1.45% of the outstanding Shares.

         SPO Advisory Corp.
         ------------------

         Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,377,200 Shares in the aggregate, which constitutes approximately 10.33% of the outstanding Shares.

         JHS
         ---

         Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,377,200 Shares, which constitutes approximately 10.33% of the outstanding Shares.

         WEO
         ---

         Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,377,200 Shares in the aggregate, which constitutes approximately 10.33% of the outstanding Shares.

         WJP
         ---

         Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,377,200 Shares of the aggregate, which constitutes approximately 10.33% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b)

         SPO
         ---

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,902,100 Shares.

         SPO Advisory Partners
         ---------------------

         Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,902,100 Shares.

         SFP
         ---

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 475,100 Shares.

         SF Advisory Partners
         --------------------

         Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 475,100 Shares.

         SPO Advisory Corp.
         ------------------

         Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,377,200 Shares in the aggregate.

         JHS
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JGS may be deemed to have shared power with WEO and SJP to vote or to direct the vote and to dispose or to direct the disposition of 3,377,200 Shares held by SPO and SFP in the aggregate.

         WEO
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 3,377,200 Shares held by SPO and SFP in the aggregate.

         WJP
         ---

         As one of the controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 3,377,200 Shares held by SPO and SFP in the aggregate.

         (c) Since the most recent filing on Schedule 13D, the Reporting Persons purchased Shares in open market transactions on the NASDAQ National Market ("NASDAQ") as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A - Agreement pursuant to Rule 13d-1 (k)
         Exhibit B - Power of Attorney

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   September 9, 2002



                                              /s/ WILLIAM E. OBERNDORF
                                              ----------------------------------
                                              William E. Oberndorf

                                              Attorney-in-Fact for:

                                              SPO PARTNERS II, L.P. *
                                              SPO ADVISORY PARTNERS, L.P.*
                                              SAN FRANCISCO PARTNERS II, L.P. *
                                              SF ADVISORY PARTNERS, L.P.*
                                              SPO ADVISORY CORP.*
                                              JOHN H. SCULLY*
                                              WILLIAM E. OBERNDORF
                                              WILLIAM J. PATTERSON*

                                              * A Power of Attorney  authorizing
                                                William E.  Oberndorf  to act on
                                                behalf of this  person or entity
                                                is filed herewith as Exhibit B.

                                  SCHEDULE I TO
                                SCHEDULE 13D FOR
                              SPO PARTNERS II, L.P.

                                                                                                           WHERE/HOW
                                     Date of                           Number of         Price Per        TRANSACTION
        REPORTING PERSON           Transaction         Type              Shares          Share ($)         EFFECTED
-------------------------------- --------------- -----------------  ----------------  ---------------  -----------------
SPO Partners II, L.P.               8/7/2002            Buy                20,000         16.70              Open
                                                                                                         Market/Broker
SPO Partners II, L.P.               8/8/2002            Buy               180,000         17.36              Open
                                                                                                         Market/Broker
SPO Partners II, L.P.               8/9/2002            Buy                27,500         17.04              Open
                                                                                                         Market/Broker
SPO Partners II, L.P.               8/14/2002           Buy                35,000         16.36              Open
                                                                                                         Market/Broker
SPO Partners II, L.P.               9/4/2002            Buy                15,000         15.8               Open
                                                                                                         Market/Broker
SPO Partners II, L.P.               9/5/2002            Buy               195,000         15.51              Open
                                                                                                         Market/Broker

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit     Document Description                                 Page No.
--------------------------------------------------------------------------------
A           Agreement Pursuant to Rule 13d-1(k)                  1
--------------------------------------------------------------------------------
B           Power of Attorney                                    2
--------------------------------------------------------------------------------

                                    EXHIBIT A

         Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


                                              DATED:        September 9, 2002



                                              By: /s/ WILLIAM E. OBERNDORF
                                              -------------------------------
                                              William E. Oberndorf

                                              Attorney-in-Fact for:

                                              SPO PARTNERS II, L.P. *
                                              SPO ADVISORY PARTNERS, L.P.*
                                              SAN FRANCISCO PARTNERS II, L.P. *
                                              SF ADVISORY PARTNERS, L.P.*
                                              SPO ADVISORY CORP.*
                                              JOHN H. SCULLY*
                                              WILLIAM E. OBERNDORF
                                              WILLIAM J. PATTERSON*

                                              * A Power of Attorney  authorizing
                                                William E.  Oberndorf  to act on
                                                behalf of this  person or entity
                                                is filed herewith as Exhibit B.

                                    EXHIBIT B


                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that SPO Partners II, L.P., SPO Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SPO Advisory Corp., Cranberry Lake Partners, L.P., D.L. & W., Inc. Profit Sharing Retirement Plan, Phoebe Snow Foundation, Inc., John H. Scully, William
E. Oberndorf, William J. Patterson, David M. Kashen, Eli Weinberg, Edward H. McDermott, Kurt C. Mobley and Michael B. Yuen (each a "Grantor") have made, constituted and appointed, and by these presents do make, constitute and appoint, each of William E. Oberndorf, Alison S. Ressler and Kim M. Silva (each an "Attorney"), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of the Grantor, for and in Grantor's name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

         1. To sign on behalf of the Grantor statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto pursuant to
               Section 13(d) or Section 16 under the Securities Exchange Act of 1934.

         2. To do all such other acts and things as, in such Attorney's discretion, he or she deems appropriate or desirable for the purpose of filing such statements on Schedule 13D or 13G or Forms 3, 4 and 5, or amendments thereto.

         3. To appoint in writing one or more substitutes who shall have the power to act on behalf of the Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

         The Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

         IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his or her signature as of the 9th day of September, 2002.

                                         SPO Partners II, L.P.
                                         By:  SPO Advisory Partners, L.P.
                                         By:  SPO Advisory Corp.

                                         By:  /s/ WILLIAM E. OBERNDORF
                                            ------------------------------------
                                         William E. Oberndorf
                                         Vice President

                                         SPO Advisory Partners, L.P.
                                         By:  SPO Advisory Corp.

                                         By:  /s/ WILLIAM E. OBERNDORF
                                            ------------------------------------
                                         William E. Oberndorf
                                         Vice President

                                         San Francisco Partners II, L.P.
                                         By:  SF Advisory Partners, L.P.
                                         By:  SPO Advisory Corp.

                                         By:  /s/ WILLIAM E. OBERNDORF
                                            ------------------------------------
                                         William E. Oberndorf
                                         Vice President

                                         SF Advisory Partners, L.P.
                                         By:  SPO Advisory Corp.

                                         By:  /s/ WILLIAM E. OBERNDORF
                                            ------------------------------------
                                         William E. Oberndorf
                                         Vice President

                                         SPO Advisory Corp.

                                         By:  /s/ WILLIAM E. OBERNDORF
                                            ------------------------------------
                                         William E. Oberndorf


                                         Cranberry Lake Partners, L.P.

                                         By:  /s/ JOHN H. SCULLY
                                            ------------------------------------
                                         John H. Scully


                                         D.L. & W., Inc. Profit Sharing
                                                     Retirement Plan

                                         By:  /s/ JOHN H. SCULLY
                                            ------------------------------------
                                         John H. Scully


                                         Phoebe Snow Foundation, Inc.

                                         By:  /s/ JOHN H. SCULLY
                                            ------------------------------------
                                         John H. Scully


                                         John H. Scully

                                         /s/ JOHN H. SCULLY
                                         ---------------------------------------

                                         William E. Oberndorf

                                         /s/ WILLIAM E. OBERNDORF
                                         ---------------------------------------


                                         William J. Patterson

                                         /s/ WILLIAM J. PATTERSON
                                         ---------------------------------------


                                         David M. Kashen

                                         /s/ DAVID M. KASHEN
                                         ---------------------------------------


                                         Eli Weinberg

                                         /s/ ELI WEINBERG
                                         ---------------------------------------


                                         Edward H. McDermott

                                         /s/ EDWARD H. MCDERMOTT
                                         ---------------------------------------


                                         Kurt C. Mobley

                                         /s/ KURT C. MOBLEY
                                         ---------------------------------------


                                         Michael B. Yuen

                                         /s/ MICHAEL B. YUEN
                                         ---------------------------------------